355 South Grand Avenue, Suite 100 Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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Washington, D.C. 20549	Milan

Attention:	Kristi Marrone, Staff Accountant
Mark Rakip, Staff Accountant

Re:	Kennedy-Wilson Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2017

Ladies and Gentlemen:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to a telephonic conference between Mark Rakip, Staff Accountant at the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), and Justin Enbody, Chief Financial Officer of the Company, on August 23, 2017 relating to the comments of the staff (the “Staff”) of the Commission’s Division of Corporation Finance with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017. On behalf of the Company, we are supplementing our letter to the Staff, dated August 9, 2017, transmitted via EDGAR (the “August 9 Letter”). The information in this letter is based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

Additional Information Relating to the Five Investees Identified in the August 9 Letter

Pursuant to Regulation S-X Rule 3-09(b), the Company must provide separate financial statements for any 50-percent-or-less-owned equity method investee of the Company if the investee satisfies the investment or income tests of the “significant subsidiary” definition at the 20% significance level. The Company advises the Staff that the Company conducted an analysis of each of the five investees below discussed in the August 9 Letter (in conjunction with its analysis of all of the Company’s unconsolidated investees) and determined that none of the below investees satisfied the investment or income tests at the 20% significance level as of December 31, 2016. As of December 31, 2016, the Company’s total assets were $7,659.1 million and its income from continuing operations before income taxes, calculated pursuant to computational note 2 of Regulation S-X Rule 1-02(w), was $40.7 million.

August 28, 2017

Investee	Total Investment (in millions)	Investment / Total Assets	Equity in Income (Loss) from Continuing Operations Before Taxes (in millions)	Equity in Income (Loss) From Continuing Operations Before Taxes / Total Income From Continuing Operations Before Taxes
Investee 1	$ 1.8	0.02%	$0.7(1)	1.8%
Investee 2	$ 8.8	0.11%	$0.5(2)	1.3%
Investee 3	$ 4.0	0.05%	$0.2(3)	0.6%
Investee 4	$84.2	1.10%	$6.1(4)	15.0%
Investee 5	$65.0	0.85%	$0.0(5)	0.0%

(1)	Excludes gains generated by the investee as a result of the disposition of property at the investee level in an amount equal to $27.3 million. The Company no longer holds an investment in this investee.
(2)	Excludes gains generated by the investee as a result of the disposition of property at the investee level in an amount equal to $10.9 million. The Company no longer holds an investment in this investee.
(3)	Excludes gains generated by the investee as a result of the disposition of property at the investee level in an amount equal to $10.2 million. The Company no longer holds an investment in this investee.
(4)	Excludes dilution gains of $24.3 million. The investee engages in the development and operation of senior and affordable housing that generate federal tax credits. The structure for monetizing tax credits, and passing the rights of the tax credits to tax credit investors, typically involves the sale of equity interests in the underlying investments. During the year ended December 31, 2016, the investee sold ownership interests in 6 entities holding title to tax credit qualifying properties held by this investee in separate transactions that resulted in a total of $24.3 million in dilution gains. Following the guidance set forth under Section 2410.3 of the Financial Reporting Manual of the Commission’s Division of Corporation Finance (the “FRM”) with respect to the exclusion of dilution gains resulting from the sale of equity interests from the numerator of the income test calculation, the Company excluded the $24.3 million of dilution gains from such numerator.
(5)	Excludes dilution gains of $19.5 million. During the year ended December 31, 2016, the Company sold equity ownership interests in a wholly owned non-operating hotel development to a third party that resulted in the loss of control and deconsolidation of the development and its initial recording as an equity investment. As a non-operating development project, all costs have been capitalized during the reporting period under ASC Topic 970-360, and there is no income or loss for the investee during the year ended December 31, 2016. After the closing of the sale of equity interests, the Company elected the fair value option for this now unconsolidated investment. The sales price to the third party indicated that the value of the Company’s continuing interest was greater than its carrying value, resulting in the recording of a $19.5 million gain. The Company’s analysis considered Section 2435.2 of the FRM, and the Company acknowledges that changes in fair value are to be included in the numerator for purposes of applying Rule 3-09 to fair value option investments. However, because the gain was reported upon inception of the joint venture, rather than representing a subsequent change in value of the equity investment, it does not represent a change in fair value, but instead is a dilution-related gain necessary appropriately to report the value of the new venture at its inception. The guidance set forth under Section 2410.3 of the FRM with respect to the exclusion of dilution gains from the numerator of the income test calculation was relied upon because the $19.5 million gain was a direct result of a significant ownership dilution event and was not the result of a change in the fair value of the underlying investment. Therefore, the Company excluded such income from the numerator of the income test.

Income from Remaining Unconsolidated Investments

The Company advises the Staff that it regularly monitors its compliance with its obligations under Regulation S-X Rule 3-09 with respect to all of its unconsolidated investments. Excluding the five unconsolidated investments detailed above, as of December 31, 2016, the Company had investments in an additional 69 unconsolidated investments. The Company submits to the Staff that none of these investments qualified as a “significant subsidiary” under the investment or income tests at the 20% significance level. Of these remaining investments, the investee that generated the most significant income from continuing operations before taxes produced $4.2 million, or 10% of the total income from continuing operations before taxes. The Company’s largest single investment in these 69 unconsolidated investments was $40.1 million, or 0.5% of the Company’s total assets.

August 28, 2017

Discontinued Operations Analysis

In accordance with ASC Topic 205-20’s expansion of the scope of discontinued operations presentation requirements to include equity method joint venture investments, the Company has determined that the investee dispositions did not meet the definition of a discontinued operation at the reporting entity. Specifically, the dispositions, both individually and in the aggregate, did not represent “a strategic shift that has (or will have) a major effect on [the Company]’s operations and financial results” as contemplated by Topic 205-20. Using guidance provided by Topic 205-20, the Company concluded that these dispositions did not represent a disposal of a major geographical area, a major line of business, a major equity method investment, or other major part of the Company. Moreover, the Company notes that its basis in unconsolidated investments at December 31, 2016 substantially increased to $560 million during the period in which the above-referenced assets were liquidated while maintaining presence in all previous geographic markets and product types.

* * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ JULIAN T.H. KLEINDORFER
Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

cc:	William J. McMorrow, Kennedy-Wilson Holdings, Inc.
Justin Enbody, Kennedy-Wilson Holdings, Inc.
In Ku Lee, Kennedy-Wilson Holdings, Inc.